UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for October, 2019
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F __X__      Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes _____      No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes _____      No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes _____      No __X__

Enclosures: SASOL LIMITED | GRANT OF SHARE AWARDS TO DIRECTORS AND
THE COMPANY SECRETARY OF MAJOR SUBSIDIARIES OF SASOL

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:    ZAE000151817
(“Sasol” or “Company”)

GRANT OF SHARE AWARDS TO DIRECTORS AND THE COMPANY SECRETARY OF
MAJOR SUBSIDIARIES OF SASOL

In compliance with paragraphs 3.63 to 3.66 of the JSE Listings Requirements, Sasol hereby announces that the undermentioned participants in the Sasol Long-Term Incentive Plan
(“the Plan” and/or “LTI”, as appropriate), have been granted annual conditional share awards.

The Board or the Sasol Remuneration Committee, as necessary, approved the annual restricted share awards made on 30 October 2019 which form an important part of the
Sasol reward mix as per the remuneration policy. 50% of the award is subject to the achievement of corporate performance targets. In terms of the rules of the Plan, the participants have to decline such an award within ten days after the award date, failing which the award will be deemed to have been accepted .
1

The rules of the LTI Plan are available on the Sasol website www.sasol.com.
Award date:
30 October 2019
Deemed acceptance date:
11 November 2019
Vesting periods:
50% after 3 years subject to the achievement of
corporate performance targets, and the balance after
5 years
Class of securities:
Sasol ordinary shares
Nature of transaction:
Annual supplementary LTI Award (off-market)
Market value per share*
R298,76
Nature and extent of interest:
Direct beneficial
Surname and
initials
Designation
Company
Number
of
shares
Total value of
the
transaction
(ZAR)**
Brenda Baijnath Director
Sasol South Africa
Limited
7 750 2 315 390,00
Thabiet Booley
Director

Director
Sasol South Africa
Limited
Sasol Oil (Pty) Ltd
7 264 2 170 192,64
Edward Cameron Director Sasol Oil (Pty) Ltd 8 731 2 608 473,56
Gosiame Lorato
Khoele
Director Sasol Oil (Pty) Ltd 4 655 1 390 727,80
Mmakuate
Moratwe Lucy
Mokoka
2
Company
Secretary
Sasol South Africa
Limited
8 500 2 539 460,00
Rightwell Director Sasol South Africa 7 957 2 377 233,32

Mzimkhulu Laxa Limited
Ndiitwani Grace
Nndwammbi
Director

Director
Sasol South Africa
Limited
Sasol Oil (Pty) Ltd
4 650 1 389 234,00
Martin Sebastian
Solomon
Director
Sasol South Africa
Limited
6 319 1 887 864,44
Nina Stofberg Director
Sasol Chemicals (USA)
LLC
4 121 1 231 189,96
Award date:
30 October 2019
Deemed acceptance date:
11 November 2019
Vesting periods:
50% after 3 years subject to the achievement of
corporate performance targets, and the balance after
5 years
Class of securities:
Sasol American Depository Receipts (ADRs)
Nature of transaction:
Annual supplementary LTI Award (off-market)
Market value per share*
US$20,23
Nature and extent of interest:
Direct beneficial
Surname and
initials
Designation       Company
Number
of
shares
Total value
of the
transaction
(US$)**
Eric Stouder Director Sasol South Africa Limited 9 737 196 979,51
Michael Thomas Director Sasol (USA) Corporation 10 267 207 701,41

The necessary clearance to deal has been obtained for all the transactions set out above in terms of paragraph 3.66 of the JSE Listings Requirements.

Furthermore, and in compliance with paragraphs 3.63 to 3.66 of the JSE Listings
Requirements, Sasol hereby also announces that the undermentioned directors of major subsidiaries of Sasol were granted a special retention Long-Term Incentive (LTI) award on
30 October 2019.

The Remuneration Committee made the special retention LTI awards after the Board of
Directors took a decision not to pay short-term incentive awards in cash under its FY19 short-term incentive (STI) plan despite the achievement of STI targets. The retention of key employees during the next few years is a critical imperative for the Group. More information is available in Sasol’s remuneration report contained in the annual financial statements for the year ended 30 June 2019.
Award date:
30 October 2019
Deemed acceptance date:
11 November 2019
Vesting periods:
100% after 3 years
Class of securities:
Sasol ordinary shares
Nature of transaction:
Special retention LTI Award (off-market)
Market value per share*
R298,76
Nature and extent of interest:
Direct beneficial

Surname and
initials
Designation
Company
Number
of
shares
Total value of
the
transaction
(ZAR)**
Brenda Baijnath Director
Sasol South Africa
Limited
4 341 1 296 917,16
Thabiet Booley
Director

Director
Sasol South Africa
Limited
Sasol Oil (Pty) Ltd
5 464 1 632 424,64
Edward Cameron Director Sasol Oil (Pty) Ltd 6 580 1 965 840,80
Gosiame Lorato
Khoele
Director Sasol Oil (Pty) Ltd 2 955 882 835,80
Rightwell
Mzimkhulu Laxa
Director
Sasol South Africa
Limited
5 343 1 596 274,68
Ndiitwani Grace
Nndwammbi
Director

Director
Sasol South Africa
Limited
Sasol Oil (Pty) Ltd
3 102 926 753,52
Martin Sebastian
Solomon
Director
Sasol South Africa
Limited
4 259 1 272 418,84
Nina Stofberg Director
Sasol Chemicals (USA)
LLC
2 731 815 913,56
Award date:
30 October 2019
Deemed acceptance date:
11 November 2019
Vesting periods:
100% after 3 years
Class of securities:
Sasol American Depository Receipts (ADRs)
Nature of transaction:
Special retention LTI Award (off-market)
Market value per share*
US$20,23
Nature and extent of interest:
Direct beneficial
Surname and
initials
Designation
Company
Number
of
shares
Total value
of the
transaction
(US$)**
Eric Stouder Director Sasol South Africa Limited 6 708 135 702,84
Michael Thomas Director Sasol (USA) Corporation 4 254 86 058,42

The necessary clearance to deal has been obtained for all the transactions set out above in terms of paragraph 3.66 of the JSE Listings Requirements.
1
A further announcement will be made if any participant declines an award
2
On appointment award
* Strike price per share is nil. The Price per share indicated is the closing price of the Sasol ordinary share/ADR on 29 October 2019, the day before the grant was made (R298,76, in the case of Sasol ordinary shares and US$20,23, in the case of ADRs) which was used to calculate the number of shares/ADRs.
** The total transaction value is the Price per share multiplied by the number of Sasol ordinary shares / ADRs awarded. The final gain to the employee will be subject to the conditions of the award being achieved as well as the share price on the vesting date.

31 October 2019
Sandton

Sponsor: Merrill Lynch South Africa Proprietary Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 October 2019
By: /s/ V D Kahla
Name: Vuyo Dominic Kahla
Title: Company Secretary